Exhibit 99.28

WBM CAPITAL CORP. ANNOUNCES

COMPLETION OF STOCK SPLIT

VANCOUVER, CANADA, July 24, 2025 /EINPresswire.com/ -- WBM Capital Corp. (“WBM” or the “Company”) is pleased to announce the completion of a stock split of all of its issued and outstanding common shares (“Shares”) on the basis of 250,000 post-split Shares for each pre-split Share (the “Split”) such that there are 250,000 Shares issued and outstanding immediately after the Split.

Immediately after completion of the Split, Triforce Ventures S.A. (“Triforce”) sold an aggregate of 1 Share to an arms’ length purchaser for $1.00 per Share (the “Share Transfer”).

Immediately prior to the completion of the Share Transfer, Triforce held 250,000 Shares representing 100% of the issued and outstanding Shares of the Company. Following the Share Transfer, Triforce holds 249,999 Shares representing approximately 99.99% of the issued and outstanding Shares.

For more information please contact:

Carlo Rigillo

Chief Executive Officer T: 647-400-4794
E: carlo.rigillo@gmail.com

About WBM Capital Corp.

WBM is a British Columbia corporation that is a reporting issuer under the securities laws of British Columbia, Alberta and Ontario. WBM has no material assets and does not conduct any operations or active business, other than the identification and evaluation of acquisition opportunities to permit the Company to acquire a business or assets in order to conduct commercial operations.

Cautionary Statements

Investors are cautioned that, except as disclosed, any information released or received with respect to the stock split may not be accurate or complete and should not be relied upon.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Information and Statements

This news release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, scheduled”, forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur to be achieved) are not statements of historical fact and may be forward-looking information.

More particularly and without limitation, this news release contains forward-looking statements concerning the Proposed Transaction. In disclosing the forward-looking information contained in this news release, the Company has made certain assumptions, including that: all applicable third-party consents and regulatory approvals for the stock split will be received; and that the stock split will be completed on mutually acceptable terms and within a customary timeframe for transactions of this nature. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: availability of financing; delay or failure to receive third party consents or regulatory approvals; and general business, economic, competitive, political and social uncertainties. Accordingly, reader should not place undue reliance on the forward-looking information contained in this news release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Carlo Rigillo

WBM Capital Corp.

+1 647-400-4794

email us here

This press release can be viewed online at: https://www.einpresswire.com/article/833727912

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